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As filed with the Securities and Exchange Commission on January 28, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F

(RULE 14d-102)

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

COGNICASE INC.
(Name of Subject Company (Issuer))

Québec, Canada
(Jurisdiction of Subject Company's (Issuer's) Incorporation or Organization)

CGI GROUP INC.
(Bidder)

Common Shares, no par value
(Title of Class of Securities)

192 423 101
(CUSIP Number of Class of Securities (if Applicable))

Jean-René Gauthier, Esq.
McCarthy Tétrault LLP
Windsor Tower, 5th Floor
1170 Peel Street
Montréal Québec
Canada H3B4S8
(514) 397-4299
 (Name, Address (Including Zip Code) and Telephone Number(Including Area Code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Bidder)

Copies to:
Robert J. Grammig, Esq.
Holland & Knight LLP
400 North Ashley Drive
Suite 2300
Tampa, Florida 33602
(813) 227-8500

December 6, 2002(1)
(Date Tender Offer First Published, Sent or Given to Security Holders)

(1)
The Tender Offer was first published in Canada on December 6, 2002.

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

a.
Offer and Circular dated as of December 6, 2002, including the Letter of Transmittal and Notice of Guaranteed Delivery.(1)

b.
Notice of Change and Variation of the Offer to Purchase dated December 16, 2002, including the Amended Letter of Transmittal and Amended Notice of Guaranteed Delivery.(2)

c.
Notice of Change and Variation of the Offer to Purchase dated December 18, 2002.(3)

d.
Notice of Change and Variation of the Offer to Purchase dated January 1, 2003.(4)

e.
Notice of Extension of the Offer to Purchase dated January 13, 2003.(5)

f.
Notice of Compulsory Acquisition dated January 27, 2003.

Item 2. Informational Legends

a.
See the inside cover page of the Offer and Circular dated as of December 6, 2002.(1)

b.
See the inside cover page of the Notice of Change and Variation of the Offer to Purchase dated December 16, 2002.(2)

c.
See the inside cover page of the Notice of Change and Variation of the Offer to Purchase dated December 18, 2002.(3)

d.
See the inside cover page of the Notice of Change and Variation of the Offer to Purchase dated January 1, 2003.(4)

e.
See the inside cover page of the Notice of Extension of the Offer to Purchase dated January 13, 2003.(5)

(1)
Previously filed with the bidder's Schedule 14D-1F (File No. 005-50642) filed December 9, 2002.

(2)
Previously filed with the bidder's Amendment No. 1 to Schedule 14D-1F (File No. 005-50642) filed December 17, 2002.

(3)
Previously filed with the bidder's Amendment No. 2 to Schedule 14D-1F (File No. 005-50642) filed December 24, 2002.

(4)
Previously filed with the bidder's Amendment No. 3 to Schedule 14D-1F (File No. 005-50642) filed January 3, 2003.

(5)
Previously filed with the bidder's Amendment No. 4 to Schedule 14D-1F (File No. 005-50642) filed January 15, 2003.

NOTICE OF COMPULSORY ACQUISITION
by
CGI GROUP INC.
of
Common Shares of
COGNICASE INC.

        This Notice has been sent to you as one of the shareholders of Cognicase Inc. ("Cognicase") who did not accept the offer made on December 6, 2002, as amended, (the "Offer") by CGI Group Inc. (the "Offeror") to purchase all outstanding common shares ("Common Shares") of Cognicase at a price of, at the option of the holder, $4.50 cash per Common Share or 0.6311 Class A Subordinate Shares of the Offeror ("CGI Shares") for each Common Share, or a combination thereof, subject to the maximum cash consideration and share consideration mentioned in the Offer.

        The Offeror hereby gives you notice that holders of not less than 90% of the outstanding Common Shares accepted the Offer at or prior to its expiry on January 24, 2003 at midnight (Montreal time). The Offeror has taken up, in the aggregate, 69,155,994 Common Shares held by those shareholders who accepted the Offer and which represent approximately 96.7% of the outstanding Common Shares.

        The Offeror is hereby exercising its rights under section 206 of the Canada Business Corporations Act (the "Act") to acquire all of the Common Shares held by you and all other remaining Common Shares.

        Pursuant to subsection (3)(c) of Section 206 of the Act, you are required to elect:

  (a)
  to transfer your Common Shares to the Offeror for a purchase price of (i) $4.50 cash per Common Share; (ii) 0.6311 CGI Shares per Common Share; or (iii) any combination of the foregoing, as indicated in the Letter of Transmittal enclosed with the Offer previously sent to your attention (the "Letter of Transmittal"), and otherwise on the terms on which the Offeror acquired the Common Shares of those shareholders who accepted the Offer; or

  (b)
  to demand payment of the fair value of your Common Shares in accordance with subsections (9) to (18) of Section 206 of the Act.

        If you elect to transfer your Common Shares to the Offeror in accordance with paragraph (a) above, please complete and deliver the Letter of Transmittal (or a manually executed facsimile thereof), together with the share certificates representing your Common Shares and all other required documents, to Computershare Trust Company of Canada (the "Depositary") at the address listed on the last page of the Letter of Transmittal within 20 days after you receive this Notice. Following receipt of the foregoing, payment for your Common Shares and/or CGI Shares, as the case may be, will be sent to you.

        If you wish to demand payment of the fair value of your Common Shares in accordance with paragraph (b) above, you must notify the Offeror in writing within 20 days after you receive this Notice. During the same period, you must also send the share certificates representing your Common Shares to the Depositary at the address listed on the last page of the Letter of Transmittal. You should NOT deliver the Letter of Transmittal in such circumstances.

        If you do not elect any of the foregoing alternatives within 20 days after you receive this Notice, you will be deemed under the Act to have elected to transfer your Common Shares to the Offeror on the basis of paragraph (a) above.

        Enclosed with this Notice is an Election Form, which, if completed and returned to the Depositary at the address set forth on the last page of the Letter of Transmittal, will constitute Notice to the Offeror of your election.

        The Act requires you to send the share certificates representing your Common Shares to the Depositary at the address listed on the last page of the Letter of Transmittal within 20 days after you receive this Notice, whether or not you elect to demand payment of the fair value of your Common Shares in accordance with paragraph (b) above.

        The method of delivery of the Letter of Transmittal and share certificates representing Common Shares is at your option and risk. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

        The Offeror will be depositing with the Depositary, as agent for Cognicase, in trust for you, in accordance with section 206(6) of the Act, that consideration which is required to acquire your Common Shares on the same terms as those on which the Offeror acquired the Common Shares of the shareholders of Cognicase who accepted the Offer.

        DATED the 27th day of January, 2003.

CGI Group Inc.
(Signed) Serge Godin Chairman of the Board and Chief Executive Officer

 ELECTION FORM

TO:	CGI Group Inc. c/o Computershare Trust Company of Canada 1500 University 7th Floor Montreal, Québec H3A 3S8
Attention: Corporate Actions

        Reference is made to the Notice of Compulsory Acquisition (the "Notice") of CGI Group Inc. (the "Offeror") dated January 27, 2003 relating to the offer made on December 6, 2002, as amended, (the "Offer") by the Offeror to purchase all outstanding common shares ("Common Shares") of Cognicase Inc. ("Cognicase").

        Pursuant to paragraph 206(3)(c) of the Canada Business Corporations Act, the undersigned holder of Common Shares hereby elects (check appropriate box):

(a)	☐	to transfer its Common Shares to the Offeror for a purchase price of (i) $4.50 cash per Common Share; (ii) 0.6311 Class A Subordinate Shares of the Offeror per Common Share; or (iii) any combination of the foregoing, as indicated in the Letter of Transmittal accompanying the Offer, and otherwise on the terms on which the Offeror acquired the Common Shares of those shareholders who accepted the Offer; or
(b)	☐	to demand payment of the fair value of its Common Shares in accordance with subsections 206(9) to 206(18) of the Canada Business Corporations Act;

and hereby notifies the Offeror of such election.*

        DATED this            day of                        , 2003.

Signature of Holder of Common Shares
Name (please print)
Address (please print)
*
This or other written notice of an election of (b) above must be given to the Offeror at the address specified above within 20 days after receipt of the Notice, failing which the holder will be deemed to have elected (a) above.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

        The following documents are filed as exhibits to this registration statement:

  1.1
  Press Release dated December 6, 2002.(3)
  1.2
  Form of Advertisement.(3)
  1.3
  Form of Advertisement.(4)
  1.4
  Press Release dated December 18, 2002.(5)
  1.5
  Press Release dated December 23, 2002.(5)
  1.6
  Press Release dated January 1, 2003.(6)
  1.7
  Press Release dated January 14, 2003.(7)
  1.8
  Form of Advertisement.(7)
  1.9
  Press Release dated January 17, 2003.
  1.10
  Press Release dated January 27, 2003.
  2.1
  Annual Information Form of the Registrant dated February 15, 2002, for the fiscal year ended September 30, 2001.(1)
  2.2
  Audited Comparative Consolidated Financial Statements of the Registrant and the notes thereto for the fiscal year ended September 30, 2002, together with the auditors' report thereon.(2)
  2.3
  Management's Discussion and Analysis of Financial Position and Results of Operation of the Registrant for the fiscal year ended September 30, 2002.(2)
  2.4
  Information Circular of the Registrant dated December 12, 2001 in connection with the annual general meeting of shareholders held on January 21, 2002, excluding those portions thereof which appear under the headings "Report of the Human Resources and Corporate Governance Committee on the Remuneration of Directors and Named Executive Officers", "Remuneration of Named Executive Officers—Performance Graph" and "Corporate Governance" in the Information Circular (which portions shall be deemed not to have been incorporated by reference).(3)

(1)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed January 22, 2002.
(2)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed December 6, 2002.
(3)
Previously filed as an exhibit to the bidder's Schedule 14D-1F (File No. 005-50642) filed December 9, 2002.
(4)
Previously filed as an exhibit to the bidder's Amendment No. 1 to Schedule 14D-1F (File No. 005-50642) filed December 17, 2002.
(5)
Previously filed as an exhibit to the bidder's Amendment No. 2 to Schedule 14D-1F (File No. 005-50642) filed December 24, 2002.
(6)
Previously filed as an exhibit to the bidder's Amendment No. 3 to Schedule 14D-1F (File No. 005-50642) filed January 3, 2003.
(7)
Previously filed as an exhibit to the bidder's Amendment No. 4 to Schedule 14D-1F (File No. 005-50642) filed January 15, 2003.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

        (a)  The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the U.S. Securities and Exchange Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this schedule or to transactions in said securities.

        (b)  The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer's securities in connection with the cash tender or exchange offer covered by this schedule. Such information shall be set forth in amendments to this schedule.

        (c)  The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulation or policy, or otherwise discloses, information regarding purchases of the issuer's or bidder's securities in connection with the offer.

Item 2. Consent to Service of Process.

        (a)  On December 9, 2002, the bidder filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        (b)  Any change to the name or address of the registrant's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

        By signing this schedule, the bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with this filing on Amendment No. 5 to Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CGI GROUP INC.
By:	/s/ SERGE GODIN Serge Godin, Chairman of the Board and Chief Executive Officer
Date: January 27, 2003

EXHIBIT INDEX

1.1	Press Release dated December 6, 2002.(3)
1.2	Form of Advertisement.(3)
1.3	Form of Advertisement.(4)
1.4	Press Release dated December 18, 2002.(5)
1.5	Press Release dated December 23, 2002.(5)
1.6	Press Release dated January 1, 2003.(6)
1.7	Press Release dated January 14, 2003.(7)
1.8	Form of Advertisement.(7)
1.9	Press Release dated January 17, 2003.
1.10	Press Release dated January 27, 2003.
2.1	Annual Information Form of the Registrant dated February 15, 2002, for the fiscal year ended September 30, 2001.(1)
2.2	Audited Comparative Consolidated Financial Statements of the Registrant and the notes thereto for the fiscal year ended September 30, 2002, together with the auditors' report thereon.(2)
2.3	Management's Discussion and Analysis of Financial Position and Results of Operation of the Registrant for the fiscal year ended September 30, 2002.(2)
2.4	Information Circular of the Registrant dated December 12, 2001 in connection with the annual general meeting of shareholders held on January 21, 2002, excluding those portions thereof which appear under the headings "Report of the Human Resources and Corporate Governance Committee on the Remuneration of Directors and Named Executive Officers", "Remuneration of Named Executive Officers—Performance Graph" and "Corporate Governance" in the Information Circular (which portions shall be deemed not to have been incorporated by reference).(3)

(1)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed January 22, 2002.

(2)
Incorporated by reference to the bidder's Form 6-K (File No. 000-29716) filed December 6, 2002.

(3)
Previously filed as an exhibit to the bidder's Schedule 14D-1F (File No. 005-50642) filed December 9, 2002.

(4)
Previously filed as an exhibit to the bidder's Amendment No. 1 to Schedule 14D-1F (File No. 005-50642) filed December 17, 2002.

(5)
Previously filed as an exhibit to the bidder's Amendment No. 2 to Schedule 14D-1F (File No. 005-50642) filed December 24, 2002.

(6)
Previously filed as an exhibit to the bidder's Amendment No. 3 to Schedule 14D-1F (File No. 005-50642) filed January 3, 2003.

(7)
Previously filed as an exhibit to the bidder's Amendment No. 4 to Schedule 14D-1F (File No. 005-50642) filed January 15, 2003.

QuickLinks

PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
  Item 1. Home Jurisdiction Documents
  Item 2. Informational Legends
ELECTION FORM
PART II
PART III
PART IV